UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 1-15132

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A – 4th Floor

Bosques de las Lomas

05120 México, Ciudad de México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations for the six-month period ended June 30, 2026.

The information in this report should be read together with the information contained in our annual report on Form 20-F for the year ended December 31, 2025 (File No. 1-15132), filed with the U.S. Securities and Exchange Commission on April 16, 2026.

-i-

FORWARD-LOOKING STATEMENTS

Some of the information contained in this report constitutes “forward-looking statements.” Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases we include, together with the forward-looking statements themselves, a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	projections of our revenues, income, earnings per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to our operations, concessions, acquisitions, competition, regulation and rates;

•	statements about expected passenger traffic volumes at our airports;

•	statements about credit risk associated with airline counterparties and commercial tenants at our airports;

•	operational disruptions at our airports, including equipment failures and air traffic control issues;

•	statements about our ability to generate or obtain the required capital to fully develop and operate our airports;

•	statements about the expected impact of the acquisition of Companhia de Participações em Concessões (“CPC Aeroportos”) on our results of operations and financial condition, the expected benefits of the acquisition, and our ability to integrate CPC Aeroportos’ operations and realize the anticipated benefits of the acquisition;

•	statements about the expected timing and completion of additional minority-interest acquisitions relating to CPC Aeroportos;

•	statements about the expected impact of the acquisition of ASUR Airports, LLC (formerly URW Airports, LLC) on our results of operations and financial condition and our ability to integrate its operations;

•	statements concerning the expected terms and conditions of our airport concessions, including their renewal, extension, termination or modification;

•	statements about our future economic performance or that of Mexico, Colombia, Puerto Rico, Brazil, Ecuador, Costa Rica, Curaçao, the United States or other countries in which we or our subsidiaries operate;

•	statements about expected developments in the aviation or airport infrastructure industries;

•	statements about expected regulatory developments, including changes to airport tariffs, concession fees or other regulatory matters affecting our business;

•	local, national and international economic, business and political developments, and social conditions and developments in Mexico, Colombia, Puerto Rico, Brazil, Ecuador, Costa Rica, Curaçao, the United States or other countries in which we or our subsidiaries operate;

•	statements about inflation, interest rates and exchange rate fluctuations between the Mexican peso, U.S. dollar, Colombian peso, Brazilian real and other currencies;

•	actions and the timing of actions by legislative, legal, regulatory, and governmental bodies in Mexico, Colombia, Puerto Rico, Brazil, Ecuador, Costa Rica, Curaçao, the United States or other countries in which we or our subsidiaries operate;

•	the impact of public health crises, environmental changes, natural disasters or other catastrophic events on our operations and the aviation industry, including losses which may not be fully insurable;

•	statements about changes in laws and regulations, including those involving food and health regulators, tariffs, tax and labor;

•	cybersecurity risks in the markets where we operate; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “could,” “would,” “may,” “will” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties and do not guarantee future performance. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Item 3—Key Information—Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2025, include, but are not limited to, changes in general economic, business, political, social or other conditions in the countries in which we operate, inflation rates, exchange rates, regulatory developments, passenger traffic volumes, competition, changes in tax laws, the impact of public health crises, our ability to integrate CPC Aeroportos and realize the anticipated benefits of the acquisition, our ability to integrate the operations of ASUR Airports, LLC (formerly URW Airports, LLC), and our ability to obtain financing on favorable terms and to service our existing and future indebtedness. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

PRESENTATION OF INFORMATION

Certain Defined Terms

Unless otherwise indicated or the context otherwise requires, references to “ASUR,” the “Company,” “we,” “us” and “our” are to Grupo Aeroportuario del Sureste, S.A.B. de C.V. and its consolidated subsidiaries.

References to “CPC Aeroportos” are to Companhia de Participações em Concessões and, unless otherwise indicated or the context otherwise requires, its consolidated subsidiaries. References to the “Acquisition” are to the acquisition by Aeropuerto de Cancún, S.A. de C.V. (“Aeropuerto de Cancún") from Motiva Infraestrutura de Mobilidade S.A. ("Motiva”), completed on September 1, 2026, of 100% of the shares of CPC Aeroportos pursuant to the purchase agreement dated November 18, 2025. References to “ASUR Airports” are to ASUR Airports, LLC (formerly URW Airports, LLC). References to “LMM Airport” are to Luis Muñoz Marín International Airport in San Juan, Puerto Rico.

Non-IFRS Financial Measures

For convenience of investors, this report presents certain non-IFRS financial measures with respect to ASUR’s historical consolidated financial information presented herein, which does not include or give effect to CPC Aeroportos or the Acquisition. These measures are not recognized under IFRS Accounting Standards. Specifically, we present:

•	EBITDA, Adjusted Consolidated EBITDA, Adjusted EBITDA Margin and Total Revenue Excluding Construction Services Revenue;

•	Total Debt and Total Net Debt;

•	Total Debt / LTM Adjusted Consolidated EBITDA and Total Net Debt / LTM Adjusted Consolidated EBITDA; and

•	Debt Coverage Ratio.

This report also presents CPC Aeroportos Adjusted EBITDA, as defined and reconciled below.

This report also presents certain financial information for the twelve months ended June 30, 2026 (“LTM”). We calculate such LTM figures by adding the applicable figure for the six-month period ended June 30, 2026 to the corresponding figure for the year ended December 31, 2025 and subtracting the corresponding figure for the six-month period ended June 30, 2025.

Non-IFRS financial measures do not have standardized meanings and may not be directly comparable to similarly titled measures adopted by other companies. We present these non-IFRS financial measures as supplemental measures of our operating performance, indebtedness, liquidity and leverage.

These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results of operations or financial condition presented in accordance with IFRS Accounting Standards.

The definitions and calculations set forth immediately below relate solely to ASUR’s historical consolidated financial information and do not apply to CPC Aeroportos or its historical financial information. CPC Aeroportos Adjusted EBITDA is separately defined and reconciled below.

EBITDA, Adjusted Consolidated EBITDA and Adjusted EBITDA Margin

ASUR calculates EBITDA as consolidated net income plus income tax, share of loss of investments accounted for using the equity method, comprehensive financing costs and depreciation and amortization. Adjusted Consolidated EBITDA is calculated as EBITDA adjusted for certain items, consisting of excluding the effect of IFRS 16 in respect of ASUR Airports, LLC and adding back non-ordinary items in Mexico. According to ASUR, non-ordinary items in Mexico generally consist of expenses incurred in connection with accidents or weather events. We believe Adjusted Consolidated EBITDA provides useful information to investors in evaluating our operating performance and our ability to service debt and fund capital expenditures. EBITDA and Adjusted Consolidated EBITDA should not be considered an alternative to net income as an indicator of our operating performance or an alternative to cash flow as an indicator of liquidity.

Total Revenue Excluding Construction Services Revenue is calculated as total revenue less construction services revenue and is presented to exclude the effect of IFRIC 12 with respect to the construction of, or improvements to, concessioned assets. Adjusted EBITDA Margin is calculated by dividing Adjusted Consolidated EBITDA by Total Revenue Excluding Construction Services Revenue. In Mexico and Puerto Rico, because equal amounts of construction services revenue and construction costs are recognized, construction services revenue does not affect Adjusted Consolidated EBITDA but does affect the denominator used to calculate Adjusted EBITDA Margin. In Colombia, construction services revenue includes a reasonable margin over actual construction costs and therefore does affect Adjusted Consolidated EBITDA. We believe Adjusted EBITDA Margin provides useful information to investors in evaluating our operating performance.

The following table sets forth a reconciliation of EBITDA and Adjusted Consolidated EBITDA to net income, and the calculation of Adjusted EBITDA Margin, for the six-month periods ended June 30, 2026 and 2025 and the year ended December 31, 2025.

	Six-month period ended June 30, 2026		Six-month period ended June 30, 2025		Year ended December 31, 2025
	U.S.$ (1)	Ps.	U.S.$ (1)	Ps.	U.S.$ (1)	Ps.
	(in millions, except percentages)
Net income	304.0	5,311.0	338.2	5,908.4	625.4	10,924.7
Income tax	125.3	2,188.9	143.5	2,506.0	230.9	4,034.3
Share of loss of investments accounted for using the equity method	0.1	1.2	0.1	1.4	0.3	5.3
Comprehensive financing cost	61.6	1,076.9	62.9	1,098.1	116.2	2,029.6
Depreciation and amortization	91.6	1,601.0	70.7	1,235.7	186.7	3,260.8
EBITDA	582.7	10,179.0	615.3	10,749.5	1,159.4	20,254.7
IFRS 16 effect – ASUR Airports, LLC	(13.6)	(238.2)	—	—	—	—
Non-ordinary items – Mexico	0.1	1.8	0.0	0.2	0.1	1.6
Adjusted Consolidated EBITDA	569.1	9,942.5	615.4	10,749.8	1,159.5	20,256.3
Total revenue	1,052.0	18,377.9	1,001.9	17,502.9	2,131.6	37,237.4
Less: construction services revenue	(153.4)	(2,679.2)	(108.6)	(1,898.0)	(420.8)	(7,350.3)
Total Revenue Excluding Construction Services Revenue	898.7	15,698.8	893.3	15,604.9	1,710.8	29,887.1
Adjusted EBITDA Margin		63.3%		68.9%		67.8%

(1) U.S. dollar amounts presented in this table have been translated at Ps.17.4693 per U.S.$1.00 solely for convenience.

Total Debt, Total Net Debt and Leverage Ratios

Total Debt represents the sum of short-term bank loans, short-term debt, long-term bank loans and long-term debt. Total Net Debt is calculated as Total Debt less cash and cash equivalents. Only cash and cash equivalents are deducted in calculating Total Net Debt.

Total Debt / LTM Adjusted Consolidated EBITDA is calculated as Total Debt divided by LTM Adjusted Consolidated EBITDA for the applicable twelve-month period, and Total Net Debt / LTM Adjusted Consolidated EBITDA is calculated as Total Net Debt divided by LTM Adjusted Consolidated EBITDA for the applicable twelve-month period. For purposes of these leverage ratios, “LTM Adjusted Consolidated EBITDA” means ASUR’s Adjusted Consolidated EBITDA for the applicable twelve-month period, with the twelve-month amount for an interim reporting date determined by adding the applicable six-month period to the preceding full year and subtracting the corresponding six-month period of the preceding year. We believe these measures provide useful information to investors in evaluating our indebtedness, liquidity and leverage. Total Debt and Total Net Debt should not be considered alternatives to total liabilities or other measures calculated in accordance with IFRS Accounting Standards, and the leverage ratios should not be considered in isolation or as substitutes for analysis of our financial position and results of operations.

ASUR reports a Debt Coverage Ratio using the calculation methodologies applicable to its Mexico and Puerto Rico operations, which reflect the formulas contained in the applicable financing arrangements in each jurisdiction. For Mexico, the applicable interest coverage ratio is calculated as LTM EBITDA divided by LTM interest expense, subject to the adjustments provided in the applicable financing arrangements. For Puerto Rico, the applicable debt coverage ratio is calculated as LTM Cash Flow Generation divided by LTM debt service, in each case as defined in the applicable financing arrangements. Colombia was included in this calculation for periods in which Airplan had outstanding debt; Airplan prepaid its remaining syndicated bank loan on April 22, 2026 and, accordingly, Colombia is not included in the calculation as of June 30, 2026. The aggregate Debt Coverage Ratio combines the applicable numerator and denominator amounts for Mexico and Puerto Rico, and, for periods prior to June 30, 2026, Colombia. As of June 30, 2026, ASUR’s Debt Coverage Ratio was 7.9x.

The following table sets forth our Total Debt, Total Net Debt, LTM Adjusted Consolidated EBITDA, leverage ratios and Debt Coverage Ratio as of and for the periods indicated.

	As of and for the twelve months ended June 30,		As of and for the year ended December 31,
	2026		2025		2024
TOTAL DEBT, TOTAL NET DEBT AND LEVERAGE RATIOS
(in millions, except ratios)	U.S.$(1)	Ps.	U.S.$(1)	Ps.	Ps.
Short-term bank loans	908.3	15,867.0	12.6	220.4	687.7
Short-term debt	23.2	404.7	23.2	405.5	443.8
Long-term bank loans	138.7	2,423.4	1,053.1	18,396.3	2,163.9
Long-term debt	462.8	8,084.5	484.5	8,464.4	10,064.1
Total Debt	1,533.0	26,779.7	1,573.4	27,486.6	13,359.5
(-) Cash and cash equivalents	(666.4)	(11,641.4)	(636.3)	(11,116.3)	(20,083.5)
Total Net Debt	866.6	15,138.3	937.1	16,370.2	(6,724.0)
LTM Adjusted Consolidated EBITDA	1,113.3	19,449.0	1,159.5	20,256.3	19,844.5
Total Debt / LTM Adjusted Consolidated EBITDA (Times)(2)		1.4		1.4	0.7
Total Net Debt / LTM Adjusted Consolidated EBITDA (Times)(2)		0.8		0.8	(0.3)
Debt Coverage Ratio (Times)(2)		7.9		9.6	12.5

(1) U.S. dollar amounts presented in this table have been translated at Ps.17.4693 per U.S.$1.00 solely for convenience.

(2) Ratios are presented as historically reported by ASUR in its public earnings releases.

CPC Aeroportos Adjusted EBITDA

For purposes of this report, “CPC Aeroportos Adjusted EBITDA” means CPC Aeroportos’ profit for the period or year, adjusted to reverse the effects of current and deferred income tax and social security contribution expense or benefit and net finance costs, depreciation and amortization, and adjusted to reverse the results of equity-accounted investees.

CPC Aeroportos Adjusted EBITDA is a non-IFRS measure presented as a supplemental measure of operating performance; it is not a substitute for profit or cash flow and may not be comparable to similarly titled measures used by other companies. CPC Aeroportos management uses CPC Aeroportos Adjusted EBITDA as a supplemental measure to evaluate the operating performance of its fully consolidated operations and to facilitate comparisons of operating performance across periods. We believe CPC Aeroportos Adjusted EBITDA provides additional useful information to investors because it presents operating performance independently of income tax and social security contribution effects, net financing results and depreciation and amortization, and excludes the results of equity-accounted investees, which are not fully consolidated in CPC Aeroportos’ financial statements.

The adjustment for net finance costs reverses CPC Aeroportos’ net financing result, including both financial expenses and financial revenues. The adjustment for the results of equity-accounted investees removes CPC Aeroportos’ share of the net results of its joint ventures and other investments accounted for under the equity method because the underlying revenues, operating expenses, depreciation and amortization, financing costs and income taxes of those investees are not consolidated in CPC Aeroportos’ financial statements. Accordingly, CPC Aeroportos Adjusted EBITDA does not reflect the operating performance of CPC Aeroportos’ equity-accounted joint ventures.

CPC Aeroportos Adjusted EBITDA is calculated separately from the EBITDA and Adjusted Consolidated EBITDA measures presented with respect to ASUR. Although these measures are based on a similar EBITDA framework, the adjustments applied to each measure differ and, accordingly, CPC Aeroportos Adjusted EBITDA is not directly comparable to ASUR’s EBITDA or Adjusted Consolidated EBITDA.

In making an investment decision, investors should not consider CPC Aeroportos Adjusted EBITDA as an alternative or substitute for measures presented in accordance with IFRS Accounting Standards, including profit or operating cash flows, or consider it in isolation from CPC Aeroportos’ financial results presented in accordance with IFRS Accounting Standards.

	Six-month period ended June 30,				Year ended December 31,
	2026		2025		2025		2024
(in millions)	U.S.$ (1)	Ps.	U.S.$ (1)	Ps.	U.S.$ (1)	Ps.	Ps.
Profit for the period or year	2.4	41.7	15.7	274.7	36.1	631.3	321.8
Current and deferred income tax and social security contribution	(1.4)	(24.9)	(4.3)	(74.8)	6.8	118.5	(15.7)
Net finance costs	104.0	1,817.0	109.1	1,906.5	173.3	3,028.0	2,268.0
Depreciation and amortization	32.8	573.4	12.9	226.0	46.5	813.1	1,295.4
Less or plus equity accounted-investees	(14.7)	(256.2)	(19.4)	(339.5)	(33.7)	(588.4)	(602.3)
CPC Aeroportos Adjusted EBITDA	123.1	2,151.1	114.1	1,992.9	229.1	4,002.5	3,267.1

(1) U.S. dollar amounts presented in this table have been translated at Ps.17.4693 per U.S.$1.00 solely for convenience.

Presentation of Currencies and Rounding

Unless otherwise indicated, financial information relating to ASUR in this report is presented in Mexican pesos. The financial information of CPC Aeroportos furnished as Exhibits 99.2 and 99.3 is also presented in Mexican pesos, although CPC Aeroportos’ functional currency is the Brazilian real. References herein to “Ps.” and “Mexican pesos” are to Mexican pesos, references to “U.S.$” and “U.S. dollars” are to U.S. dollars, and references to “R$” and “Brazilian reais” are to Brazilian reais.

For convenience of investors, certain Mexican peso amounts in this report have been translated into U.S. dollars at an exchange rate of Ps.17.4693 per U.S.$1.00, the FIX exchange rate determined by Banco de México on June 30, 2026 and published in the Official Gazette of the Federation on July 1, 2026. Unless otherwise indicated, such translations are provided solely for convenience and should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could have been converted into U.S. dollars at that or any other rate.

Certain figures included in this report have been rounded for ease of presentation. Percentage figures included in this report have not, in all cases, been calculated on the basis of such rounded figures but on the basis of the amounts prior to rounding. For this reason, percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them due to rounding.

OPERATING AND FINANCIAL REVIEW

The following is a summary and discussion of our unaudited condensed consolidated interim financial information as of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025. The following tables and discussion should be read in conjunction with our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2025.

Our unaudited condensed consolidated interim financial information has been prepared in accordance with IAS 34 “Interim Financial Reporting.” The same accounting policies, presentation and methods of computation applied in our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2025 have been applied in our unaudited condensed consolidated interim financial information, except for income tax and the adoption of amended IFRS Accounting Standards effective from January 1, 2026. Our unaudited condensed consolidated interim financial information does not include all of the information and disclosures required in annual financial statements and should be read in conjunction with our audited consolidated financial statements. Results for the six-month period ended June 30, 2026 are not necessarily indicative of results for the year ending December 31, 2026 or any future period.

Because the acquisition of ASUR Airports was completed on December 11, 2025, our consolidated results for the six-month period ended June 30, 2026 include the results of ASUR Airports, while our consolidated results for the six-month period ended June 30, 2025 do not include the results of that business.

Beginning in 2026, ASUR Airports is presented as a separate reportable segment because its results are regularly reviewed separately by our chief operating decision maker and are material to an understanding of our commercial operations in the United States.

The historical financial information and related operating and financial review presented below do not include CPC Aeroportos and do not give effect to the Acquisition, which was completed after June 30, 2026. See “Recent Developments—Acquisition of CPC Aeroportos and Related Financing” and “Pro Forma Financial Information.”

Interim Condensed Consolidated Financial Data

	Six-month period ended June 30,
	2026		2025
	U.S.$(1)	Ps.	U.S.$(1)	Ps.
	(in millions, except percentages) (unaudited)
Interim Condensed Consolidated Income Statement Data
Total revenue	1,052.0	18,377.9	1,001.9	17,502.9
Total Revenue Excluding Construction Services Revenue(2)	898.7	15,698.8	893.3	15,604.9
Operating profit	491.0	8,578.0	544.6	9,513.8
Adjusted Consolidated EBITDA	569.1	9,942.5	615.4	10,749.8
Net income	304.0	5,311.0	338.2	5,908.4
Net income attributable to controlling interest	292.5	5,109.6	324.0	5,660.6
Ratio to Revenues (%)
Adjusted EBITDA Margin		63.3		68.9
Net income margin		28.9		33.8

(1) U.S. dollar amounts presented in this table have been translated at Ps.17.4693 per U.S.$1.00 solely for convenience.

(2) Total Revenue Excluding Construction Services Revenue is calculated as total revenue less construction services revenue and is presented to exclude the effect of IFRIC 12 with respect to the construction of, or improvements to, concessioned assets. In Mexico and Puerto Rico, because equal amounts of construction services revenue and construction costs are recognized, construction services revenue does not affect Adjusted Consolidated EBITDA but does affect the denominator used to calculate Adjusted EBITDA Margin. In Colombia, construction services revenue includes a reasonable margin over actual construction costs and therefore does affect Adjusted Consolidated EBITDA. We use Total Revenue Excluding Construction Services Revenue as the denominator for Adjusted EBITDA Margin because we believe it provides a more meaningful measure of our operating performance.

	As of June 30, 2026		As of December 31, 2025
	U.S.$(1)	Ps.	U.S.$ (1)	Ps.
	(in millions) (unaudited)
Interim Condensed Consolidated Statements of Financial Position Data:
Cash and cash equivalents	666.4	11,641.4	636.3	11,116.3
Total assets	5,150.8	89,980.6	5,108.7	89,245.9
Total liabilities	2,377.0	41,524.2	2,452.3	42,839.5
Total stockholders’ equity	2,773.8	48,456.3	2,656.5	46,406.4

(1) U.S. dollar amounts presented in this table have been translated at Ps.17.4693 per U.S.$1.00 solely for convenience.

Selected Operating Data

Passenger traffic

The following table sets forth the breakdown of number of total passengers by geography.

	Six-Month Period Ended June 30,
	2026	2025

	(in thousands) (unaudited)
Mexican airports(2)	20,449.4	20,961.7
LMM Airport (Puerto Rico)(1)	6,985.0	7,189.2
Colombian airports(2)	8,779.8	8,185.8
Total passengers	36,214.3	36,336.6

(1) Approximate figures as reported by the Puerto Rico Ports Authority.
(2) Approximate figures. Excludes passengers in transit and private aviation passengers.

Consolidated Results of Operations for the Six-Month Periods Ended June 30, 2026 and 2025

The comparability of our financial and operating performance for the six-month period ended June 30, 2026 as compared to the corresponding period in 2025 was affected by the inclusion of the results of ASUR Airports, which we acquired on December 11, 2025, and by translation effects resulting from fluctuations in the exchange rates of the currencies of our foreign operations relative to the Mexican peso. Accordingly, our consolidated results for the six-month period ended June 30, 2026 include the results of ASUR Airports for the full six-month period, while our consolidated results for the six-month period ended June 30, 2025 do not include the results of that business.

The historical financial information and related operating and financial review presented below do not include CPC Aeroportos and do not give effect to the Acquisition, which was completed on September 1, 2026. See “Recent Developments—Acquisition of CPC Aeroportos and Related Financing” and “—Pro Forma Financial Information.”

Revenues

Our consolidated total revenues increased 5.0%, or Ps.875.0 million, to Ps.18,377.9 million for the six-month period ended June 30, 2026 from Ps.17,502.9 million for the corresponding period in 2025. The increase primarily reflected a 41.2% increase in construction services revenues and an 8.0% increase in non-aeronautical services revenues, partially offset by a 3.5% decrease in aeronautical services revenues. Excluding construction services revenues, total revenues increased 0.6% to Ps.15,698.8 million from Ps.15,604.9 million.

Revenues from aeronautical services. Aeronautical services revenues decreased 3.5%, or Ps.351.8 million, to Ps.9,667.6 million for the six-month period ended June 30, 2026 from Ps.10,019.5 million for the corresponding period in 2025. Total passenger traffic decreased 0.3% to approximately 36.2 million passengers from approximately 36.3 million passengers. Passenger traffic at our Mexican airports decreased 2.4% and passenger traffic at LMM Airport decreased 2.8%, partially offset by a 7.3% increase in passenger traffic at our Colombian airports. The decrease in aeronautical services revenues principally reflected lower passenger charges, landing fees and passenger walkway revenues.

Revenues from non-aeronautical services. Non-aeronautical services revenues increased 8.0%, or Ps.445.7 million, to Ps.6,031.1 million for the six-month period ended June 30, 2026 from Ps.5,585.4 million for the corresponding period in 2025. The increase primarily reflected Ps.822.4 million of revenues contributed by ASUR Airports, which had no comparable contribution in the prior-year period, and a 9.2% increase in non-aeronautical services revenues in Colombia. These increases were partially offset by decreases of 9.3% and 5.4% in non-aeronautical services revenues in Mexico and Puerto Rico, respectively. Total commercial revenues per passenger increased 8.5% to Ps.153.5 from Ps.141.5. The principal drivers of these changes were increases in food and beverage and other services revenues, partially offset by decreases in duty-free store and car rental revenues.

Revenues from construction services. Construction services revenues increased 41.2%, or Ps.781.1 million, to Ps.2,679.2 million for the six-month period ended June 30, 2026 from Ps.1,898.0 million for the corresponding period in 2025, principally reflecting higher construction activity in Mexico and Colombia. Construction services revenues in Mexico increased 43.4% to Ps.2,382.4 million, while construction services revenues in Colombia increased to Ps.64.3 million from Ps.6.9 million. Construction services revenues in Puerto Rico increased 1.3% to Ps.232.5 million.

Operating Expenses

Our consolidated operating expenses increased 22.7%, or Ps.1,810.9 million, to Ps.9,800.0 million for the six-month period ended June 30, 2026 from Ps.7,989.1 million for the corresponding period in 2025. Excluding construction costs, operating expenses increased 16.9% to Ps.7,120.8 million from Ps.6,091.0 million.

The increase in operating expenses reflected, among other factors, a 41.2% increase in construction services costs to Ps.2,679.2 million, a 29.6% increase in depreciation and amortization to Ps.1,601.0 million, an 11.2% increase in short-term employee benefits to Ps.1,167.7 million and a 45.2% increase in professional fees to Ps.280.4 million, as well as increases in security services, expected credit loss expense and other costs. These increases were partially offset by a 7.3% decrease in concession fees and Airport Use Right (DUAC) to Ps.1,378.1 million, a 6.9% decrease in technical assistance fees to Ps.198.6 million and a 4.4% decrease in electricity costs to Ps.271.6 million. The six-month period ended June 30, 2026 included approximately Ps.469.0 million of net rental costs associated with ASUR Airports. At the consolidated level, the allowance for doubtful accounts associated with ASUR Airports was approximately Ps.40.7 million.

Operating Profit

As a result of the factors described above, operating profit decreased 9.8%, or Ps.935.9 million, to Ps.8,578.0 million for the six-month period ended June 30, 2026 from Ps.9,513.8 million for the corresponding period in 2025. Operating margin decreased to 46.7% from 54.4%.

Adjusted Consolidated EBITDA decreased 7.5% to Ps.9,942.5 million for the six-month period ended June 30, 2026 from Ps.10,749.8 million for the corresponding period in 2025, and Adjusted EBITDA Margin decreased to 63.3% from 68.9%.

Comprehensive Financing Cost

Our comprehensive financing cost decreased 1.9% to Ps.1,076.9 million for the six-month period ended June 30, 2026 from Ps.1,098.1 million for the corresponding period in 2025. Interest expense increased to Ps.1,532.3 million from Ps.574.1 million, interest income decreased to Ps.588.0 million from Ps.847.7 million, and our net foreign exchange loss decreased to Ps.220.4 million from Ps.1,371.6 million. The 2026 period also included a Ps.87.9 million fair value gain, compared with no corresponding amount in 2025. Interest expense included Ps.238.8 million related to lease liabilities, principally associated with ASUR Airports.

Taxes

Income tax expense, including current and deferred income taxes, decreased 12.7% to Ps.2,188.9 million for the six-month period ended June 30, 2026 from Ps.2,506.0 million for the corresponding period in 2025. Our effective income tax rate was 29.2% for the six-month period ended June 30, 2026 compared with 29.8% for the corresponding period in 2025. The decrease in income tax expense principally reflected lower income before income taxes and the lower effective income tax rate.

Net Income

As a result of the factors described above, net income decreased 10.1%, or Ps.597.4 million, to Ps.5,311.0 million for the six-month period ended June 30, 2026 from Ps.5,908.4 million for the corresponding period in 2025. Net income attributable to controlling interest decreased 9.7% to Ps.5,109.6 million from Ps.5,660.6 million, while net income attributable to non-controlling interest decreased 18.7% to Ps.201.4 million from Ps.247.8 million.

Results by Geographic Operations

The following discussion presents our results of operations for the six-month periods ended June 30, 2026 and 2025 by principal geography. The discussion should be read together with the consolidated discussion above and the unaudited condensed consolidated interim financial statements included herein. The historical results discussed below do not include CPC Aeroportos and do not give effect to the Acquisition.

Mexico

Revenues

Total revenues from our Mexican operations increased 1.5% to Ps.13,122.5 million for the six-month period ended June 30, 2026 from Ps.12,926.9 million for the corresponding period in 2025. Excluding revenues from construction services, total revenues decreased 4.7% to Ps.10,740.2 million from Ps.11,265.3 million.

Passenger traffic at our Mexican airports decreased 2.4% to approximately 20.4 million passengers for the six-month period ended June 30, 2026 from approximately 21.0 million passengers for the corresponding period in 2025. Revenues from aeronautical services decreased 2.3% to Ps.7,254.5 million from Ps.7,421.6 million, revenues from non-aeronautical services decreased 9.3% to Ps.3,485.7 million from Ps.3,843.7 million, and revenues from construction services increased 43.4% to Ps.2,382.4 million from Ps.1,661.6 million.

Operating Expenses

Total operating costs and expenses of our Mexican operations increased 15.8% to Ps.6,055.3 million for the six-month period ended June 30, 2026 from Ps.5,230.2 million for the corresponding period in 2025. Excluding costs of construction, operating costs and expenses increased 2.9% to Ps.3,672.9 million from Ps.3,568.6 million.

Cost of services increased 10.0% to Ps.1,695.1 million from Ps.1,541.2 million, administrative expenses increased 15.1% to Ps.206.0 million from Ps.179.1 million, and depreciation and amortization increased 6.3% to Ps.666.5 million from Ps.627.2 million. These increases were partially offset by a 6.9% decrease in the technical assistance fee to Ps.198.6 million from Ps.213.4 million and a 10.0% decrease in government concession fees to Ps.906.7 million from Ps.1,007.7 million. Costs of construction increased 43.4% to Ps.2,382.4 million from Ps.1,661.6 million.

Operating Profit

Operating profit from our Mexican operations decreased 9.0% to Ps.6,473.3 million for the six-month period ended June 30, 2026 from Ps.7,114.5 million for the corresponding period in 2025. Operating margin decreased to 49.3% from 55.0%, reflecting the revenue and operating expense factors described above.

Puerto Rico

Total Revenues

Total revenues from LMM Airport decreased 7.4% to Ps.2,479.3 million for the six-month period ended June 30, 2026 from Ps.2,676.5 million for the corresponding period in 2025. Excluding revenues from construction services, total revenues decreased 8.2% to Ps.2,246.7 million from Ps.2,447.0 million.

Passenger traffic at LMM Airport decreased 2.8% to approximately 7.0 million passengers for the six-month period ended June 30, 2026 from approximately 7.2 million passengers for the corresponding period in 2025. Revenues from aeronautical services decreased 11.0% to Ps.1,087.7 million from Ps.1,221.7 million, revenues from non-aeronautical services decreased 5.4% to Ps.1,159.0 million from Ps.1,225.3 million, and revenues from construction services increased 1.3% to Ps.232.5 million from Ps.229.6 million.

Operating Expenses

Total operating costs and expenses at LMM Airport decreased 2.6% to Ps.1,717.6 million for the six-month period ended June 30, 2026 from Ps.1,762.6 million for the corresponding period in 2025. Excluding costs of construction, operating costs and expenses decreased 3.1% to Ps.1,485.0 million from Ps.1,533.0 million.

Cost of services decreased 3.2% to Ps.987.8 million from Ps.1,021.0 million, government concession fees decreased 6.8% to Ps.110.6 million from Ps.118.7 million, and depreciation and amortization decreased 1.7% to Ps.386.6 million from Ps.393.4 million. Costs of construction increased 1.3% to Ps.232.5 million from Ps.229.6 million.

Operating Profit

Operating profit from LMM Airport decreased 16.7% to Ps.761.7 million for the six-month period ended June 30, 2026 from Ps.913.9 million for the corresponding period in 2025. Operating margin decreased to 30.7% from 34.1%, reflecting the revenue and operating expense factors described above.

Colombia

Revenues

Total revenues from our Colombian operations increased 2.9% to Ps.1,953.7 million for the six-month period ended June 30, 2026 from Ps.1,899.5 million for the corresponding period in 2025. Excluding revenues from construction services, total revenues decreased 0.2% to Ps.1,889.5 million from Ps.1,892.6 million.

Passenger traffic at our Colombian airports, excluding transit and general aviation passengers, increased 7.3% to approximately 8.8 million passengers for the six-month period ended June 30, 2026 from approximately 8.2 million passengers for the corresponding period in 2025. Revenues from aeronautical services decreased 3.7% to Ps.1,325.5 million from Ps.1,376.2 million, revenues from non-aeronautical services increased 9.2% to Ps.564.0 million from Ps.516.4 million, and revenues from construction services increased to Ps.64.3 million from Ps.6.9 million.

Operating Expenses

Total operating costs and expenses of our Colombian operations increased 41.6% to Ps.1,411.0 million for the six-month period ended June 30, 2026 from Ps.996.3 million for the corresponding period in 2025. Excluding costs of construction, operating costs and expenses increased 36.1% to Ps.1,346.8 million from Ps.989.4 million.

Cost of services increased 5.9% to Ps.438.1 million from Ps.413.6 million, government concession fees remained substantially unchanged at Ps.360.8 million compared with Ps.360.7 million, and depreciation and amortization increased 154.7% to Ps.547.8 million from Ps.215.1 million. Costs of construction increased to Ps.64.3 million from Ps.6.9 million.

Operating Profit

Operating profit from our Colombian operations decreased 39.9% to Ps.542.7 million for the six-month period ended June 30, 2026 from Ps.903.2 million for the corresponding period in 2025. Operating margin decreased to 27.8% from 47.6%, principally reflecting the increase in depreciation and amortization and the other operating expense factors described above.

United States

Total Revenues

ASUR Airports generated total revenues of Ps.822.4 million for the six-month period ended June 30, 2026, including Ps.776.0 million of commercial revenues. There was no comparable contribution in the corresponding period in 2025 because ASUR Airports was acquired on December 11, 2025. ASUR Airports’ revenues principally relate to its commercial concession operations at Los Angeles International Airport, Chicago O’Hare International Airport and John F. Kennedy International Airport.

Operating Expenses

Total operating costs and expenses of ASUR Airports were Ps.616.1 million for the six-month period ended June 30, 2026. These costs included approximately Ps.469.0 million of net rental costs associated with the U.S. airport commercial arrangements. There were no comparable amounts for the corresponding period in 2025.

Operating Profit

ASUR Airports generated operating profit of Ps.206.3 million for the six-month period ended June 30, 2026, representing an operating margin of 25.1%. There was no comparable contribution in the corresponding period in 2025.

Liquidity and Capital Resources

Sources of Liquidity

Historically, our operations, financing and investing activities have been funded primarily through cash flows from operations. We have also used external financing, including bank borrowings and debt issued by Aerostar, to fund capital expenditures and acquisitions.

As of June 30, 2026, cash and cash equivalents were Ps.11,641.4 million, compared with Ps.11,116.3 million as of December 31, 2025. Total indebtedness was Ps.26,779.7 million as of June 30, 2026, compared with Ps.27,486.6 million as of December 31, 2025. Short-term bank loans and short-term debt totaled Ps.16,271.7 million as of June 30, 2026, compared with Ps.625.9 million as of December 31, 2025, while long-term bank loans and long-term debt totaled Ps.10,507.9 million as of June 30, 2026, compared with Ps.26,860.7 million as of December 31, 2025. The decrease in total indebtedness primarily reflected foreign-currency translation effects and the repayment of Ps.323.9 million of principal in Colombia.

As of June 30, 2026, 68.3% of our indebtedness was denominated in Mexican pesos and 31.7% was denominated in U.S. dollars, consisting of indebtedness of Aerostar in Puerto Rico. As of the same date, Aerostar had undrawn revolving credit facilities of U.S.$20.0 million and U.S.$10.0 million.

As of June 30, 2026, Total Net Debt was Ps.15,138.3 million and Total Net Debt / LTM Adjusted Consolidated EBITDA was 0.8x.

Based on our current forecasts, we expect to meet our financial obligations as they fall due for at least the next twelve months.

Cash Flows for the Six-Month Period Ended June 30, 2026 as Compared to Cash Flows for the Six-Month Period Ended June 30, 2025

The following table summarizes the sources and uses of cash for the six-month periods ended June 30, 2026 and 2025, from our consolidated statements of cash flows:

	Six-month period ended June 30,
	2026		2025
	U.S.$ (1)	Ps.	U.S.$ (1)	Ps.
	(in millions) (unaudited)
Net cash flows provided by operating activities	437.7	7,646.4	332.5	5,808.4
Net cash flows (used in) provided by investing activities	(104.8)	(1,830.1)	17.7	309.6
Net cash flows used in financing activities	(298.6)	(5,216.4)	(344.7)	(6,022.0)
Dividends paid	(171.7)	(3,000.0)	(858.6)	(15,000.0)

(1) U.S. dollar amounts presented in this table have been translated at Ps.17.4693 per U.S.$1.00 solely for convenience.

Operating activities. Net cash flows provided by operating activities increased 31.6%, or Ps.1,838.0 million, to Ps.7,646.4 million for the six-month period ended June 30, 2026 from Ps.5,808.4 million for the corresponding period in 2025. The increase principally reflected lower income taxes paid and higher adjustments to income before income taxes, including depreciation and amortization and interest expense, partially offset by lower income before income taxes and less favorable net movements in operating assets and liabilities.

Investing activities. Net cash flows used in investing activities were Ps.1,830.1 million for the six-month period ended June 30, 2026, compared with net cash flows provided by investing activities of Ps.309.6 million for the corresponding period in 2025. The change principally reflected the absence in 2026 of the Ps.1,537.7 million redemption of investments in financial instruments recorded in the 2025 period, higher investments in machinery, furniture, equipment and concession improvements of Ps.2,494.6 million compared with Ps.2,035.8 million, and lower interest received of Ps.588.0 million compared with Ps.846.9 million, partially offset by movements in restricted cash.

Financing activities. Net cash flows used in financing activities decreased 13.4%, or Ps.805.6 million, to Ps.5,216.4 million for the six-month period ended June 30, 2026 from Ps.6,022.0 million for the corresponding period in 2025. The decrease in net cash used principally reflected dividends paid of Ps.3,000.0 million in the 2026 period compared with Ps.15,000.0 million in the 2025 period, partially offset by the absence of Ps.9,500.0 million of bank borrowings obtained in the 2025 period, Ps.323.9 million of bank-loan principal repayments in 2026, higher lease principal payments of Ps.456.2 million compared with Ps.5.7 million and higher interest payments of Ps.1,334.7 million compared with Ps.509.0 million.

Indebtedness

As of June 30, 2026, our consolidated outstanding indebtedness was Ps.26,779.7 million, a decrease of 2.6% from Ps.27,486.6 million as of December 31, 2025. Our indebtedness as of June 30, 2026 was concentrated in Mexico and Puerto Rico.

The following table summarizes selected consolidated debt information as of June 30, 2026 and December 31, 2025:

	As of June 30, 2026		As of December 31, 2025
	U.S.$ (1)	Ps.	U.S.$ (1)	Ps.
	(in millions)
Short-term bank loans	908.3	15,867.0	12.6	220.4
Short-term debt	23.2	404.7	23.2	405.5
Long-term bank loans	138.7	2,423.4	1,053.1	18,396.3
Long-term debt	462.8	8,084.5	484.5	8,464.4
Total Debt	1,533.0	26,779.7	1,573.4	27,486.6
Cash and cash equivalents	666.4	11,641.4	636.3	11,116.3

(1) U.S. dollar amounts presented in this table have been translated at Ps.17.4693 per U.S.$1.00 solely for convenience.

At June 30, 2026, Mexico had Ps.18,290.5 million of indebtedness, consisting of Ps.15,867.0 million of short-term bank loans and Ps.2,423.4 million of long-term bank loans. Puerto Rico had Ps.8,489.2 million of indebtedness, consisting of Ps.404.7 million of short-term debt and Ps.8,084.5 million of long-term debt. Colombia and our United States commercial operations had no indebtedness reflected in ASUR’s June 30, 2026 Total Debt calculation. The increase in Mexico's indebtedness from December 31, 2025 to June 30, 2026 primarily reflected accrued interest and did not result from additional borrowings.

As of June 30, 2026, we were in compliance with the financial covenants under our borrowing arrangements. The net leverage ratio for the relevant Mexican facilities was approximately 1.7 times, compared with a maximum permitted ratio of 3.5 times, and the applicable interest coverage ratios ranged from approximately 7.9 to 11.1 times. Aerostar’s debt service coverage ratio was approximately 1.9 times compared with its applicable minimum requirement.

The CPC Bridge Facility, which had original aggregate commitments of U.S.$1,299 million and under which U.S.$1,230 million was drawn at the closing of the Acquisition, was entered into after June 30, 2026 and therefore is not reflected in the historical indebtedness described above. Effective September 9, 2026, all remaining unused commitments under the CPC Bridge Facility were terminated. See “Recent Developments—Acquisition of CPC Aeroportos and Related Financing” and “Pro Forma Financial Information.”

As of June 30, 2026, CPC Aeroportos had Ps.20,918.7 million of consolidated indebtedness, consisting of Ps.178.0 million of current loans and financing, Ps.4,565.2 million of non-current loans and financing, Ps.255.3 million of current debentures and Ps.15,920.1 million of non-current debentures, including indebtedness incurred by subsidiaries in Brazil, Costa Rica and Curaçao. Because CPC Aeroportos was acquired after June 30, 2026, this indebtedness is not included in ASUR’s historical indebtedness described above. Of this indebtedness, approximately Ps.17,469.3 million (U.S.$1.0 billion) related to debt facilities of BH Airport, Bloco Sul and Bloco Central in respect of which Motiva acts as guarantor. In connection with the Acquisition, Aeropuerto de Cancún agreed to use its best efforts to obtain the replacement, release or extinguishment of the applicable Motiva guarantees following the closing of the Acquisition. The replacement credit support, which remains under negotiation, may include corporate guarantees and/or additional collateral. Further, Corporación Quiport S.A., an equity-accounted joint venture of CPC Aeroportos in Ecuador, had Ps.8,377.1 million of financial liabilities as of June 30, 2026 on a 100% basis; such indebtedness is not consolidated by CPC Aeroportos. Following the Acquisition, approximately U.S.$49 million of indebtedness of Concessionária do Aeroporto da Pampulha S.A. and CPC Aeroportos was repaid in September 2026. Because such repayment occurred after June 30, 2026, the related amounts remain reflected in the June 30, 2026 historical information. See Exhibits 99.3 and 99.4.

Capital Expenditures

The following table sets forth our capital expenditures by principal geography for the six-month periods ended June 30, 2026 and 2025:

	Six-month period ended June 30,
	2026		2025
	U.S.$ (1)	Ps.	U.S.$ (1)	Ps.
	(in millions) (unaudited)
Mexico	124.4	2,173.1	101.8	1,779.2
Puerto Rico	14.5	253.0	14.3	249.6
Colombia	3.7	64.4	0.4	6.9
United States	0.2	4.1	—	—
Capital expenditures	142.8	2,494.6	116.5	2,035.8

(1) U.S. dollar amounts presented in this table have been translated at Ps.17.4693 per U.S.$1.00 solely for convenience.

Capital expenditures increased 22.5% to Ps.2,494.6 million for the six-month period ended June 30, 2026 from Ps.2,035.8 million for the corresponding period in 2025. Capital expenditures in the 2026 period consisted principally of Ps.2,173.1 million invested in the modernization of our Mexican airports under our master development plans, Ps.253.0 million in Puerto Rico, Ps.64.4 million in Colombia and Ps.4.1 million in our United States commercial operations.

In addition, CPC Aeroportos’ Brazilian airport concessions include significant capital investment commitments over their respective concession terms. The aggregate investment commitments relating to the sixth-round concessions are approximately R$14.5 billion (U.S.$2.8 billion) and those relating to the seventh-round concessions are approximately R$8.6 billion (U.S.$1.7 billion).

RECENT DEVELOPMENTS

Acquisition of CPC Aeroportos and Related Financing

On September 1, 2026, our subsidiary Aeropuerto de Cancún completed the Acquisition by acquiring the entire equity interest owned by Motiva Infraestrutura de Mobilidade S.A. (“Motiva”) in CPC Aeroportos. The purchase price for Motiva’s interest was approximately R$5.1 billion (U.S.$992.2 million), following customary closing adjustments. CPC Aeroportos operates and manages, through its investments in concessionaire companies, a portfolio of 20 airports in Latin America, including 17 in Brazil and one in each of Ecuador, Costa Rica and Curaçao. During 2025 and the six-month periods ended June 30, 2025 and 2026, the airports operated and managed by CPC Aeroportos served approximately 48 million, 23 million and 24 million passengers, respectively.

At the September 1, 2026 closing, Aeropuerto de Cancún acquired 100% of the shares of CPC Aeroportos and thereby acquired CPC Aeroportos’ then-existing direct and indirect equity interests in the underlying airport businesses. Certain of those interests are held through intermediate holding companies and certain underlying airport concessionaires continue to have minority shareholders.

In addition to the Acquisition, Aeropuerto de Cancún is pursuing the acquisition of certain additional minority equity interests in underlying airport holding and concessionaire companies. These separate acquisitions were not completed concurrently with the September 1, 2026 Acquisition. Aeropuerto de Cancún has agreed to acquire Zurich Airport International AG’s 25% interest in Sociedade de Participação no Aeroporto de Confins S.A., which is equivalent to an indirect 12.75% interest in Concessionária do Aeroporto Internacional de Confins S.A. This acquisition is expected to close in December 2026, subject to the satisfaction of applicable closing conditions and certain adjustments under the relevant transaction documents. In addition, Infraero has exercised its tag-along right with respect to its 49% interest in Concessionária do Aeroporto Internacional de Confins S.A., and the related acquisition remains subject to the execution of definitive transaction documentation. Separately, Aeropuerto de Cancún is contemplating the acquisition of a 10.2% Curaçao-related minority interest held by Zurich Airport International AG, subject to the negotiation and execution of applicable transaction documentation, the satisfaction of applicable closing conditions and certain adjustments.

On August 14, 2026, Aeropuerto de Cancún, as borrower, and ASUR, as guarantor, entered into a senior unsecured bridge credit facility with original aggregate commitments of U.S.$1,299 million (the “CPC Bridge Facility”). At the closing of the Acquisition, Aeropuerto de Cancún drew U.S.$1,230 million under the CPC Bridge Facility to fund the purchase price and related costs. Approximately U.S.$189 million of the amount drawn is intended to fund the potential acquisitions of the interests held by Zurich Airport International AG and Infraero described above. To the extent such amounts are not used to fund the minority interest acquisitions described above, they will be applied to repay outstanding indebtedness. Effective September 9, 2026, Aeropuerto de Cancún terminated all remaining unused commitments under the CPC Bridge Facility. The CPC Bridge Facility bears interest at the applicable Term SOFR rate plus a variable margin ranging from 125 basis points per annum during the first 90 days to 250 basis points per annum from day 451 through maturity, and matures on November 5, 2027.

CPC Aeroportos Concession Terms

The following table summarizes the principal concession arrangements underlying CPC Aeroportos’ airport portfolio and their current expiration dates.

Jurisdiction	Concessionaire / concession	Expiration Date
Brazil	Concessionária do Bloco Sul S.A.	November 2051
Brazil	Concessionária do Bloco Central S.A.	November 2051
Brazil	Concessionária do Aeroporto da Pampulha S.A.	February 2052
Brazil	Concessionária do Aeroporto Internacional de Confins S.A.	May 2044
Costa Rica	Aeris Holding Costa Rica S.A.	May 2036
Ecuador	Corporación Quiport S.A.	January 2041
Curaçao	Curaçao Airport Partners N.V.	April 2033

Acquisition of URW Airports

On December 11, 2025, our subsidiary ASUR US Commercial Airports, LLC completed the acquisition of URW Airports, LLC, now ASUR Airports, LLC. The transaction was announced at an enterprise value of U.S.$295 million, and, as of December 11, 2025, the purchase price was adjusted to U.S.$308 million. Through ASUR Airports, LLC, we operate and manage retail, food and beverage and other commercial concession programs at several U.S. airports, including Terminals 1, 2, 3 and 6, the Tom Bradley International Terminal and the Tom Bradley International Terminal West at Los Angeles International Airport, Terminal 5 at Chicago O’Hare International Airport, and Terminal 8 and New Terminal One at John F. Kennedy International Airport.

On December 5, 2025, Aeropuerto de Cancún and ASUR US Commercial Airports, LLC, as borrowers, and ASUR, as guarantor, entered into a Ps.6,390 million senior unsecured bridge credit facility (the “ASUR US Bridge Facility”) to finance a portion of the purchase price of ASUR Airports, LLC and related transaction costs, fees and expenses. The ASUR US Bridge Facility bears interest at the applicable TIIE de Fondeo rate plus a variable margin ranging from 75 basis points per annum during the first 90 days to 200 basis points per annum from day 451 through maturity, and matures on June 5, 2027. ASUR US Commercial Airports, LLC funded the purchase price with cash on hand and borrowings under the ASUR US Bridge Facility.

ASUR Airports Commercial Program Terms

The current terms of our commercial programs at Los Angeles International Airport extend through June 30, 2038, and the term of our program at ORD Terminal 5 extends through June 8, 2039. The term of our program at JFK New Terminal One extends until ten years after the earlier of (i) the completion date of the final phase constructed by the terminal operator under the applicable lease agreement and (ii) the date set forth in the baseline schedule for completion of Phase B2, an expansion of the terminal that will include additional commercial spaces, but in no event later than October 31, 2039, in each case subject to applicable extension rights. The current term of our program at JFK Terminal 8 extends through December 31, 2036.

Corporate Reorganization Involving ITA

On August 20, 2026, our shareholders approved a corporate reorganization pursuant to which Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V. (“ITA”), which was one of our minority shareholders, will merge into ASUR, in order to integrate into ASUR the technical assistance and technology transfer services previously provided by ITA. The transaction involves entities under common control and is expected to result in the issuance of approximately 7.2 million new shares of ASUR’s capital stock. We do not expect the transaction to have a significant impact on our consolidated financial statements.

PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information furnished as Exhibit 99.4 to this report has been prepared in accordance with Article 11 of Regulation S-X and consists of (i) an unaudited pro forma condensed combined statement of financial position as of June 30, 2026, giving effect to the Acquisition and the related financing as if they had occurred on June 30, 2026, and (ii) unaudited pro forma condensed combined statements of income for the year ended December 31, 2025 and for the six-month period ended June 30, 2026, giving effect to the Acquisition and the related financing as if they had occurred on January 1, 2025.

The Acquisition is being accounted for in our consolidated financial statements as a business combination using the acquisition method of accounting in accordance with IFRS 3 “Business Combinations,” with ASUR treated as the accounting acquirer. The pro forma purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed, are based on preliminary estimates and assumptions and are subject to change as the purchase price allocation is finalized. The financing adjustments reflect the U.S.$1,230 million actually drawn under the CPC Bridge Facility at the closing of the Acquisition, presented net of directly attributable issuance costs. Actual amounts may differ materially from the preliminary amounts reflected in the pro forma financial information.

The pro forma financial information is presented for illustrative purposes only and does not purport to represent what our actual consolidated financial position or results of operations would have been had the Acquisition and related financing occurred on the dates indicated, nor is it necessarily indicative of our future financial position or results of operations. The pro forma financial information does not reflect any anticipated synergies, operating efficiencies, cost savings or integration costs that may result from the Acquisition.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Unaudited Condensed Consolidated Interim Financial Statements of Grupo Aeroportuario del Sureste, S.A.B. de C.V. as of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025.

Exhibit 99.2	Consolidated Financial Statements of Companhia de Participações em Concessões as of and for the years ended December 31, 2025 and 2024.

Exhibit 99.3	Unaudited Consolidated Interim Financial Information of Companhia de Participações em Concessões as of June 30, 2026 and for the six-month periods ended June 30, 2026 and 2025.

Exhibit 99.4	Unaudited Pro Forma Condensed Combined Financial Information of Grupo Aeroportuario del Sureste, S.A.B. de C.V. giving effect to the acquisition of Companhia de Participações em Concessões and the related financing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Date:	September 28, 2026	By:	/s/ Adolfo Castro Rivas
			Name:	Adolfo Castro Rivas
			Title:	Chief Executive Officer